Q2 2025 EARNINGS CONFERENCE CALL

August 1, 2025



FORTIS INC.

FORWARD LOOKING INFORMATION

Fortis includes forward-looking information in this presentation within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast Capital Expenditures for 2025-2029; forecast 2029 Rate Base and forecast Rate Base growth rate for 2024-2029; the nature, timing, benefits and impacts of the first phase of the Roadrunner Reserve Battery Storage Project; the nature, timing, benefits and impacts of the planned conversion of coal-fired generating units at TEP's Springerville Generating Station to natural gas generation; the expectation of having a coal-free generation mix by 2032; the 2050 net-zero direct GHG emissions target; the expectation that the Corporation will take longer to achieve its interim GHG emissions reduction targets; the planned reassessment of the Corporation's interim GHG reduction targets and timing of associated disclosure; the expectation that the Springerville conversion will not have a material impact on the five-year Capital Plan; forecast timing and contents of the 2026-2030 Capital Plan release; the nature, timing, benefits and impacts of opportunities to expand and extend the Capital Plan, including TEP's retail load growth opportunities, ITC's investments related to tranches 2.1 and 2.2 of the MISO LRTP, ITC's investments related to customer connections, including related to the Big Cedar Load expansion project and data centers, MISO/SPP JTIQ, investment opportunities related to UNS Energy's 2023 IRP, transmission investments at UNS Energy, Tilbury LNG Expansion, renewable gases at FortisBC Energy, customer and load growth in the electric service territory of FortisBC, and Central Hudson's regional transmission investments as minority partner in NY Transco; annual dividend growth guidance through 2029; expected sources of funding for the 2025-2029 Capital Plan, including the source of common equity proceeds; the expectation that the new Fitch credit rating will support cost-effective capital market funding options; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; forecast Capital Expenditures for 2025-2029 by business unit; the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with the MISO LRTP tranches 1 and 2.1, UNS IRP Related Generation, UNS Roadrunner Reserve Battery Storage Projects 1 & 2, UNS Vail-to-Tortolita Transmission Project, FortisBC Eagle Mountain Pipeline Project, FortisBC Tilbury LNG Storage Expansion, FortisBC AMI Project and the FortisBC Tilbury 1B Project; forecast Rate Base for 2025 through 2029 and forecast five-year Rate Base CAGR to 2029 by business unit; FortisBC targets to support the energy transition and reduce GHG emissions; and forecast debt maturities for 2025-2034.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this presentation. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base.

Note: U.S. dollar-denominated five-year Capital Plan and forecast rate base converted at a forecast USD:CAD foreign exchange rate of 1.30 for 2025-2029.



David Hutchens

President and Chief Executive Officer,
Fortis Inc.



Jocelyn Perry

EVP and Chief Financial Officer,
Fortis Inc.



Q2 2025 BUSINESS UPDATE

Delivered Safe & Reliable Service

YTD June Capital of $2.9B 2025 Annual Capital Plan On Track

Q2 EPS of $0.76

TEP General Rate Application Filed

TEP Retail Load Growth Opportunity Advances in Arizona

2025 Sustainability Update Report Released

HIGHLY EXECUTABLE CAPITAL PLAN SUPPORTS LOW-RISK RATE BASE GROWTH

$2.9 Billion
YTD June Capital Expenditures[1]
2025 annual capital plan of $5.2B on track

$26 Billion
2025-2029 Capital Plan[1]
23% major capital projects
Virtually all regulated investments

6.5%
5-Year Rate Base CAGR[2]
Rate base forecast to grow from $39B in 2024 to $53B in 2029



Note: Capital Expenditures is a Non-U.S. GAAP Financial Measure. Refer to Slide 18 for Non-U.S GAAP Reconciliation.

(1) U.S. dollar-denominated capital expenditures converted at an average USD:CAD foreign exchange rate of 1.41 through YTD June and 1.30 for 2025-2029.
(2) U.S. dollar-denominated rate base converted at an average USD:CAD foreign exchange rate of 1.37 for 2024 and 1.30 for 2025-2029. CAGR is calculated on a constant foreign exchange rate basis.

SPRINGERVILLE COAL-FIRED GENERATING UNITS TO BE CONVERTED TO NATURAL GAS

Overview

- TEP announced that it plans to **convert 793 MW of coal-fired generation at the Springerville Generating Station to natural gas generation** with similar capacity by 2030
- Springerville natural gas conversion will support **customer affordability, local communities, reliability and delivery of cleaner energy**
- **Committed to a coal-free generation mix by 2032 and 2050 net-zero goal**
- Fortis expects it will take longer to achieve its 50% by 2030 and 75% by 2035 interim GHG reduction targets; as TEP and our other utilities advance their energy resource planning, **we will reassess our interim targets and will share the results once complete**
- This update is **not expected to have a material impact on the five-year capital plan** and we will update the project details with the release of our 2026-2030 capital plan later this year

Committed to a Coal-Free Generation Mix by 2032

2017-2024

508 MW
Completed Coal Retirements

Year	Capacity	Unit	Status
2017	170 MW	San Juan Unit #2	✓
2019	168 MW	Navajo	✓
2022	170 MW	San Juan Unit #1	✓

2025-2031

903 MW
Expected Coal Retirements

Year	Capacity	Unit	Status
2030	793 MW	Springerville Units #1 & 2	Coal-fired generation conversion to natural gas generation
2031	110 MW	Four Corners	On Track

COAL-FREE

KEY OPPORTUNITIES TO EXPAND & EXTEND GROWTH

TEP's Retail Load Growth Opportunity

- This quarter, an agreement using existing and planned capacity was reached with a data center customer requiring power demand of ~300 MW ramping up in 2027
- The agreement is subject to ACC approval and other contractual contingencies
- Further negotiations ongoing for additional capacity to support a full build at the initial site for a total of 600 MW
- The project's developer also shared that additional capacity may be required at a subsequent site (500-700 MW)
- Additional generation and transmission investments expected if negotiations are finalized for subsequent phases

The agreement for the initial phase structured to:

- Benefit existing customers
- Promote overall reliability
- And is consistent with TEP's 2023 IRP, including solar and storage projects currently in development



ADDITIONAL OPPORTUNITIES TO EXPAND & EXTEND GROWTH BEYOND THE PLAN



ITC
A FORTIS COMPANY

MISO LRTP Tranche 2.1 ~US$3.7-$4.2B For projects in Michigan and Minnesota where ROFRs are in effect and system upgrades in Iowa; majority of investments are expected post-2029

MISO LRTP Tranche 2.1 Competitively Bid Projects Any projects awarded to ITC as a result of the competitive bidding process would be incremental to the above Tranche 2.1 estimate

Customer Connections Includes ~1,600 MW for Big Cedar Load Expansion Project and potential for over 5,000 MW of load growth for proposed data centers and economic development in preliminary stages of development

MISO/SPP JTIQ

MISO LRTP Tranche 2.2

UNS
UNS Energy Corporation
A Fortis Company

Additional Retail Load Growth Driven by potential new large customers in manufacturing, data center, and mining sectors

Integrated Resource Plan Generation investment opportunities

Transmission Investments

FORTIS BC

Tilbury LNG Expansion Marine bunkering

Renewable Gases

Customer & Load Growth In electric service territory

People. Power. Possibilities.
Central Hudson
A FORTIS COMPANY

Transmission Investments Regional transmission as minority partner in NY Transco

DIVIDEND GUIDANCE SUPPORTED BY LONG-TERM GROWTH STRATEGY

51 Years
of Consecutive Increases
in Dividends Paid

4-6%
Annual Dividend Growth Guidance
through 2029


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76
79
82
85
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97
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03
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FORTIS
WALL ST
FTS
LISTED
NYSE
FORTIS
FTS
LISTED
NYSE

SECOND QUARTER RESULTS

Earnings


$331M
$384M
Q2 2024
Q2 2025
$790M
$883M
YTD 2024
YTD 2025

EPS


$0.67
$0.76
Q2 2024
Q2 2025
$1.60
$1.76
YTD 2024
YTD 2025

EPS growth driven by rate base growth & higher earnings at Central Hudson & FortisBC

Q2 2025 EPS DRIVERS


$0.67
$0.04
$0.03
$0.02
$0.02
($0.01)
($0.01)
$0.76
Q2 2025 EPS ⬆ $0.09 compared to Q2 2024
Q2 2024 Basic EPS
U.S. Electric & Gas(1)
Western Canadian Electric & Gas(2)
Other Electric
Foreign Exchange(3)
Corporate & Other
Weighted Average Shares
Q2 2025 Basic EPS

(1) Includes UNS Energy and Central Hudson.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(3) Reflects the change in the U.S. dollar-to-Canadian dollar exchange rate and the related revaluation of U.S. dollar denominated liabilities.

YTD JUNE 2025 EPS DRIVERS



$0.06
$0.04
$0.03
$0.01
$0.05
($0.01)
($0.02)
$1.60
$1.76
YTD 2025 EPS ⬆$0.16 compared to YTD 2024
YTD 2024 Basic EPS
U.S. Electric & Gas(1)
Western Canadian Electric & Gas(2)
Other Electric
U.S. Transmission (ITC)
Foreign Exchange(3)
Corporate & Other
Weighted Average Shares
YTD 2025 Basic EPS

(1) Includes UNS Energy and Central Hudson.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(3) Reflects the change in the U.S. dollar-to-Canadian dollar exchange rate and the related revaluation of U.S. dollar denominated liabilities.

LIQUIDITY & CREDIT RATINGS

New Long-Term Debt Issuances

- Central Hudson
  - US$20M 10-year notes at 5.61%
  - US$30M 15-year notes at 5.81%
  - US$20M 20-year notes at 6.01%
- FortisAlberta
  - $200M 30-year debentures at 4.76%[1]
- Maritime Electric
  - $120M 30-year bonds at 4.94%[1]

Raised over $1B in Long-Term Debt through June

Credit Ratings & Outlooks

Agency	Rating	Outlook
S&P Global	A-[2]	Negative
Morningstar DBRS	A (low)	Stable
Fitch Ratings	BBB+	Stable
Moody's	Baa3	Stable

(1) Debt issued in July 2025.
(2) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.

RECENT REGULATORY ACTIVITY

TEP General Rate Application

Overview

- In June 2025, TEP filed its general rate application with the ACC seeking new rates effective September 1, 2026 using a December 31, 2024 test year and post-test year adjustments through June 30, 2025
- The application includes a request for use of an annual formulaic rate adjustment mechanism

Benefits of Annual Formulaic Rate Adjustment Mechanism

- Rate stability for customers with smaller, annual rate adjustments
- Reduces number of rate cases and regulatory burden on all parties
- Simplifies regulatory complexity by replacing several existing or proposed rate adjustors
- Allows TEP a better opportunity to earn its allowed return within approximately +/-20 bps
- Increases cash flow, improves credit metrics and cost of debt in support of required capital investments

Central Hudson General Rate Application

Overview

- In May 2025, Central Hudson filed a joint proposal with the PSC in relation to its general rate application
- The joint proposal provides a three-year rate plan with retroactive application to July 1, 2025, an allowed ROE of 9.5%, and a common equity ratio of 48%
- A PSC decision is expected in H2 2025



WHY INVEST IN FORTIS?



SUSTAINABLE GROWTH

Focused on Executing

Strong Rate Base Growth	Robust Transmission Investment Pipeline	Transparent Funding Plan
Cleaner Energy Transition	4-6% Annual Dividend Growth	Investment-Grade Credit Ratings

LOW-RISK

Safe, Well-Run Utilities

Strong Governance	Regulatory & Geographic Diversity	Constructive Regulatory Relationships
Local Business Model	Virtually 100% Regulated	Primarily Transmission & Distribution Assets

UPCOMING EVENTS

Expected Earnings Release Dates

- Q3 2025 – November 4, 2025
- Q4 2025 – February 12, 2026



NON-U.S. GAAP RECONCILIATION

($MILLIONS)	Q2 2025	Q2 2024	VARIANCE	YTD JUNE 2025	YTD JUNE 2024	VARIANCE
Capital Expenditures						
Additions to property, plant and equipment	1,479	1,064	415	2,962	2,135	827
Additions to intangible assets	65	48	17	125	90	35
Adjusting items:						
Eagle Mountain Pipeline Project[1]	(109)	-	(109)	(232)	-	(232)
Wataynikaneyap Transmission Power Project[2]	-	14	(14)	-	29	(29)
Capital Expenditures	**1,435**	**1,126**	**309**	**2,855**	**2,254**	**601**

(1) Represents contributions in aid of construction received for the Eagle Mountain Pipeline project, included in the FortisBC Energy segment.
(2) Represents Fortis' 39% share of capital spending during the construction of the Wataynikaneyap Transmission Power Project, included in the Other Electric segment. Construction was completed in Q2 2024.

SECOND QUARTER AND YTD JUNE RESULTS BY SEGMENT

Second Quarter and YTD June Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	Q2 2025	Q2 2024	VARIANCE	YTD JUNE 2025	YTD JUNE 2024	VARIANCE
Regulated – Independent Electric Transmission						
ITC	143	139	4	293	277	16
Regulated – U.S. Electric & Gas						
UNS Energy	104	104	-	185	192	(7)
Central Hudson	25	5	20	90	42	48
	129	109	20	275	234	41
Regulated – Canadian & Caribbean Electric & Gas						
FortisBC Energy	46	31	15	202	177	25
FortisAlberta	41	40	1	78	85	(7)
FortisBC Electric	21	20	1	42	40	2
Other Electric	46	38	8	88	72	16
	154	129	25	410	374	36
Corporate and Other	(42)	(46)	4	(95)	(95)	-
Common Equity Earnings	**384**	**331**	**53**	**883**	**790**	**93**
Weighted Average Shares (# millions)	502.6	494.0	8.6	501.5	492.8	8.7
EPS	**$0.76**	**$0.67**	**$0.09**	**$1.76**	**$1.60**	**$0.16**

2025-2029 CAPITAL PLAN BY BUSINESS UNIT

Capital Plan

($MILLIONS)	2025F	2026F	2027F	2028F	2029F	2025-2029F TOTAL
Regulated – Independent Electric Transmission						
ITC	1,403	1,488	1,523	1,600	1,573	7,587
Regulated – U.S. Electric & Gas						
UNS Energy	1,276	1,087	1,201	1,138	581	5,283
Central Hudson	462	480	440	486	462	2,330
Total Regulated – U.S. Electric & Gas	1,738	1,567	1,641	1,624	1,043	7,613
Regulated – Canadian & Caribbean Electric & Gas						
FortisBC Energy	687	785	1,080	804	564	3,920
FortisAlberta	624	683	681	701	743	3,432
FortisBC Electric	179	186	167	183	181	896
Other Electric	540	477	491	528	500	2,536
Total Regulated – Canadian & Caribbean Electric & Gas	2,030	2,131	2,419	2,216	1,988	10,784
Non-Regulated – Corporate & Other	7	6	5	3	2	23
Total Capital Plan	**5,178**	**5,192**	**5,588**	**5,443**	**4,606**	**26,007**

Note: U.S. dollar-denominated capital expenditures converted at a USD:CAD foreign exchange rate of 1.30.

MAJOR CAPITAL PROJECTS

($ Millions)	2024A	2025-2029F	Estimated Completion Date
ITC MISO LRTP[1]	64	1,704	Various
UNS IRP Related Generation[2]	1	1,620	Various
UNS Roadrunner Reserve Battery Storage Project 1	286	51	2025
UNS Roadrunner Reserve Battery Storage Project 2	115	325	2026
UNS Vail-to-Tortolita Transmission Project	47	253	2027
FortisBC Eagle Mountain Pipeline Project[3]	386	314	2027
FortisBC Tilbury LNG Storage Expansion	6	585	2029
FortisBC AMI Project	30	733	2028
FortisBC Tilbury 1B Project	5	339	2029



Major Capital Projects 23%
$26B
Capital Plan
2025-2029
Smaller Projects 77%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Includes capital expenditures of ~US$1.2B for Tranche 1 and ~US$140M for Tranche 2.1 for the forecast period 2025-2029.
(2) Includes capital expenditures for resource requirements, including renewable generation, energy storage systems and natural gas generation supporting the transition to cleaner energy as outlined in the 2023 IRPs for TEP and UNS Electric as announced in September 2024. In July 2025, TEP announced that 793 MW of coal-fired generating units at Springerville Generating Station are expected to be converted to natural gas-fired generation with similar capacity by 2030. The conversion will impact planned investments previously included in TEP's 2023 IRP and the Corporation's five-year capital plan, including new natural gas generation. This update is not expected to have a material impact on the five-year capital plan and Fortis will update the project details with the release of its 2026-2030 capital plan later this year.
(3) The project is net of customer contributions.

2024-2029 RATE BASE BY BUSINESS UNIT

Rate Base

($BILLIONS, EXCEPT FOR CAGR)	2024A	2025F	2026F	2027F	2028F	2029F	5-YEAR CAGR to 2029
Regulated – Independent Electric Transmission							
ITC[(1)]	12.5	12.8	13.9	14.8	15.7	16.5	6.8%
Regulated – U.S. Electric & Gas							
UNS Energy[(2)]	7.6	7.7	8.3	8.8	9.8	10.7	6.7%
Central Hudson	3.2	3.4	3.7	4.0	4.1	4.3	7.2%
Total Regulated – U.S. Electric & Gas	10.8	11.1	12.0	12.8	13.9	15.0	6.8%
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy[(2)]	5.8	6.3	6.7	7.4	8.1	8.7	6.4%
FortisAlberta	4.4	4.7	4.9	5.2	5.4	5.7	5.3%
FortisBC Electric	1.7	1.8	1.8	2.0	2.0	2.1	4.4%
Other Electric	3.8	4.0	4.3	4.4	4.8	5.0	6.2%
Total Regulated – Canadian & Caribbean Electric & Gas	15.7	16.8	17.7	19.0	20.3	21.5	5.8%
Total Rate Base Forecast	**39.0**	**40.7**	**43.6**	**46.6**	**49.9**	**53.0**	**6.5%**

Note: U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.37 for 2024 and 1.30 for 2025-2029. CAGR is calculated on a constant foreign exchange rate basis.

(1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.
(2) CAGR includes CWIP balances at UNS Energy and FortisBC Energy due to significant construction projects in process in 2024 that become rate base later in the planning period. Rate base growth adjusted for CWIP balances of $1.0B at UNS Energy and $0.6B at FortisBC Energy, respectively, in 2024, as well as $0.5B at UNS Energy and $0.1B at FortisBC Energy, respectively, in 2029.

SENSITIVITY EXPOSURE & HEDGING

Foreign Exchange

- Assumed USD:CAD FX rate of 1.30 for 2025-2029 Capital Plan
- ~65% of regulated earnings(1)/ 60% of capital plan in USD at U.S. & Caribbean utilities
- +/- $0.05 change in USD:CAD
  - Five-year capital plan: $600M
  - EPS: ~$0.05, inclusive of hedging activities

Hedging Activities

- FX contracts (primarily forwards and collars)(2)
- ~US$1.8B in U.S. dollar-denominated debt outstanding at Fortis Inc. as a natural hedge
- ~US$400M cross-currency interest rate swaps

ROE & Equity Ratio

	ROE +/- 25 bps	Equity +/- 100 bps
ITC	$0.035	$0.030
UNS Energy	$0.025	$0.015
FortisBC	$0.020	$0.015
Central Hudson	$0.010	$0.005
FortisAlberta	$0.010	$0.010



(1) Non-U.S. GAAP financial measure for year ended December 31, 2024. Excludes Net Expenses of Corporate and Other segment.
(2) As of June 30, 2025, the contracts had a combined notional value of US$449M.

ONGOING REGULATORY PROCEEDINGS

ITC

Transmission Incentives In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50-bps RTO adder for transmission owners that have been RTO members for longer than three years; the timing and outcome of this proceeding are unknown

UNS Energy Corporation

TEP General Rate Application In June 2025, TEP filed a general rate application with the ACC requesting an increase in rates effective September 1, 2026; the application seeks an allowed ROE of 10.5% and 55.48% common equity ratio; the application requests use of annual formulaic rate adjustment mechanism following the ACC's approval of a formula rate policy statement; the outcome of this proceeding is unknown

UNS Gas General Rate Application In November 2024, UNS Gas filed a general rate application with the ACC requesting an increase in gas delivery rates effective February 1, 2026; the application seeks an allowed ROE of 10.25% and 55.55% common equity ratio; in January 2025, UNS Gas filed supplemental material proposing an annual formulaic rate adjustment mechanism following the ACC's approval of a formula rate policy statement; the outcome of this proceeding is unknown

Central Hudson

2025 General Rate Application In May 2025, Central Hudson filed a joint proposal with the PSC in relation to its general rate application; the joint proposal provides a three-year rate plan with retroactive application to July 1, 2025, an allowed ROE of 9.5% and 48% common equity ratio; a PSC decision is expected in H2 2025

Enforcement Proceeding Following a Show Cause Order issued in 2024, the PSC issued an order in March 2025 to commence an enforcement proceeding in connection with a gas-related explosion that occurred in November 2023; the timing and outcome of this proceeding are unknown

FortisAlberta

Third PBR Term Decision In 2023, the AUC issued a decision establishing the parameters for the third PBR term for 2024-2028; FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC; in March 2025, the Court of Appeal granted FortisAlberta permission to appeal, and a decision is expected in Q1 2026

SUSTAINABILITY LEADERSHIP



Climate and Innovation

- Over the last five years, Fortis has achieved consistent progress to decarbonize our energy mix and deliver cleaner energy to customers:
  - Reduced scope 1 emissions by 34% to the end of 2024 relative to 2019 levels
  - 2024 marked an inflection point where renewable generation surpassed coal generation for the first time since acquiring UNS Energy
  - GHG intensity of energy delivered to customers has decreased, reaching its lowest level in 2024. Increased energy delivered to customers and a less fossil fuel intense energy mix over this period contributed to the decrease.
  - Natural gas generation has increased since 2022, providing an efficient source of reliable and cost-effective electricity as we transition away from coal
- Remain committed to coal-free generation mix by 2032 and 2050 net-zero direct emissions goal. As our utilities advance their energy resource planning, we will reassess our interim targets and will share the results once complete.
- Pilot project developed to evaluate the use and production of lower-carbon hydrogen; FortisBC continues to partner with others, including local universities, to study safe and reliable hydrogen blending with natural gas
- FortisBC targets to support the energy transition and reduce GHG emissions:
  - Reduce customers' GHG emissions by 200k tonnes through participation in conservation and energy management initiatives by the end of 2027
  - Invest $690M to help customers save 3.8M gigajoules of gas and 115 GWh of electricity by the end of 2027

Community and Indigenous Relations

- Building on our strong record of mutually beneficial partnerships with Indigenous peoples
- FortisBC awarded silver-level designation in Progressive Aboriginal Relations™ from the Canadian Council of Indigenous Business
- 1,800 KM Wataynikaneyap transmission line connecting 17 remote First Nations communities to the Ontario power grid
- ~$15M of community investment in 2024

Governance Leadership

- Ranked #1 out of 215 S&P/TSX companies in The Globe & Mail 2024 Board Games
- Independent chair; 11 of 12 directors are independent
- 50% of Fortis board members are women; 2 of 12 identify as a visible minority
- Average board tenure of 6.4 years as of March 2025
- Women currently represent 57% of the Fortis Inc. executive leadership team
- 73% of Fortis utilities have a female in the position of CEO or board chair
- Executive compensation linked to climate and sustainability initiatives

Q2 2025 SALES TRENDS

	CHANGE IN RETAIL ENERGY SALES	Q2 2025 vs. Q2 2024 SALES TRENDS
ITC A FORTIS COMPANY	N/A	• Peak load down 1% primarily due to cooler weather in Michigan
UNS[1] UNS Energy Corporation A Fortis Company	-2%	• Decrease primarily due to lower average use associated with milder temperatures; absent weather impacts, retail sales flat and C&I sales down 1%
Central Hudson A FORTIS COMPANY	-2%	• Decrease primarily due to lower average consumption by residential, industrial and commercial customers due to milder weather
FORTIS ALBERTA	+7%	• Increase primarily due to customer additions and higher average consumption by industrial customers and residential customers due to warmer weather
FORTIS BC	-2%	• Decrease primarily due to lower average consumption by transportation customers as well as decreased consumption among residential customers due to milder weather, partially offset by higher average consumption by industrial customers driven by customer additions
	+6%	• Increase in electric sales primarily due to higher average consumption by industrial customers
Other Electric	+2%	• Eastern Canadian commercial sales up 3%; residential sales flat • Caribbean sales up 2% primarily due to increased tourism activities and customer additions



(1) Excludes wholesale sales at UNS Energy.

LONG-TERM DEBT MATURITIES



10-Year Debt Maturities
billions
$2.5
$2.0
$1.5
$1.0
$0.5
$-
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
Non-Regulated(1)
Regulated

Note: U.S. dollar-denominated debt translated at June 30, 2025 USD:CAD closing foreign exchange rate of 1.36.

(1) Includes non-regulated debt maturities at Fortis Inc. and ITC Holdings.

STRONG INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global	MORNINGSTAR DBRS	FitchRatings	MOODY'S
Fortis Inc.	A-[(1)]	A (low)	BBB+	Baa3
ITC Holdings Corp.	A-[(1)]	n/a	n/a	Baa2
ITC Regulated Subsidiaries	A+	n/a	n/a	A1
TEP	A-	n/a	n/a	A3
Central Hudson	BBB+	n/a	BBB	Baa1
FortisBC Energy	n/a	A	n/a	A3
FortisBC Electric	n/a	A (low)	n/a	Baa1
FortisAlberta	A-	A (low)	n/a	Baa1
Newfoundland Power	n/a	A	n/a	A2



(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.

GLOSSARY

ACC	Arizona Corporation Commission
AMI	Advanced Metering Infrastructure
ATM	At-the-market equity program
AUC	Alberta Utilities Commission
Board	Board of Directors of the Corporation
CAGR	compound average growth rate of a particular item. CAGR = (EV/BV) 1-N -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar to Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. Also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project in 2024. See "Non-US GAAP Financial Measures" in the Q2 2025 MD&A.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CEO	Chief Executive Officer of Fortis
Corporation	Fortis Inc.
COS	Cost of Service
Court of Appeal	Court of Appeal of Alberta
CWIP	Construction work-in-progress
C&I	Commercial & Industrial
DRIP	dividend reinvestment plan
EPS	earnings per common share
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
Fitch Ratings	Fitch Ratings Inc.
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance.
GHG	greenhouse gas
GWh	Gigawatt hours
H2	second half
IRP	Integrated Resource Plan
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
JTIQ	Joint Transmission Interconnection Queue Study
KM	Kilometers(s)
LNG	liquefied natural gas
LRTP	Long-Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
Morningstar DBRS	DBRS Limited
MW	megawatt(s)
Newfoundland Power	Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis
Non-U.S. GAAP Financial Measure	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
NY Transco	New York Transco LLC, a joint venture with affiliates of other investor-owned utilities in New York State, which was created to develop, own, and operate electric transmission projects in the state.
PBR	performance-based rate-setting
PSC	New York Public Service Commission
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
ROE	rate of return on common equity
ROFR	right of first refusal
RTO	regional transmission organization
S&P	Standard & Poor's Financial Services LLC
SPP	Southwest Power Pool
TEP	Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy
TSX	Toronto Stock Exchange
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric	UNS Electric, Inc.
UNS Gas	UNS Gas, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate
YTD	Year-to-date